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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                             SEATTLE GENETICS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    812578102
                      ------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

              [_] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [X] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------------------------------------------------------------
CUSIP NO. 812578102             13G                           Page 2 of 8 Pages
-------------------------------------------------------------------------------


-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [_]
                                                          (b) [_]

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY



-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States of America
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER
        NUMBER OF
          SHARES                  -0- shares
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                  2,721,088 shares (1)
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER


                                  -0- shares
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER


                                  2,721,088 shares (1)
--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,721,088 shares (1)
-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]



-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


         9.3 %
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 812578102             13G                           Page 3 of 8 Pages
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vulcan Ventures Incorporated
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [_]
                                                              (b) [_]

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY



-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION


         State of Washington
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF
          SHARES                  -0- shares
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                  2,721,088 shares (1)
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER


                                  -0- shares
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  2,721,088 shares (1)
--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,721,088 shares (1)
-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]



-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.3 %
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a).       Name of Issuer:   SEATTLE GENETICS, INC.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                           21823 30th Drive SE
                           Bothell, WA  98021


Item 2 (a).       Name of Person Filing: Paul G. Allen and Vulcan Ventures
                  Incorporated

Item 2 (b).       Address of Principal Business Office or, if none, Residence:

                  505 Union Station, 505 Fifth Avenue South, Suite 900 Seattle, Washington 98104



Item 2 (c).       Citizenship:  Paul G. Allen is a citizen of the United States of  America.  Vulcan  Ventures Incorporated  is a corporation organized under the laws of the State of Washington.

Item 2 (d).       Title of Class of Securities:
                  Common Stock, par value $0.001 per share.

Item 2 (e).       CUSIP Number:     812578102



Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership

         (a)      Amount Beneficially Owned:  2,721,088 shares (1)

         (b).     Percent of Class:  9.3% (1)

         (c)      Number of Shares as to which Such Person has:

(i)    sole power to vote or to direct the vote                  -0- shares
(ii)   shared power to vote or to direct the vote           2,721,088 shares (1)
(iii)  sole power to dispose or to direct the disposition of     -0- shares
(iv)   shared power to dispose or to direct the disposition of
                                                            2,721,088 shares (1)
 ----------------
           (1) Percentages are based upon 29,317,524 shares of Common Stock outstanding as of October 31, 2001, as reported in the issuer's 10-Q filed with the Securities and Exchange Commission on November 9, 2001. Shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.


Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

                                Page 4 of 8 Pages

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.


Item 8.           Identification and Classification of Members of the Group

                  Not applicable.


Item 9.           Notice of Dissolution of Group

                  Not applicable.


Item 10. Certification

                  Not applicable.







                               Page 5 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   VULCAN VENTURES INCORPORATED



February 11, 2002  By:  /s/ William D. Savoy
                     -----------------------------------------------------------
                     William D. Savoy, Vice President


February 11, 2002                             *
                   -------------------------------------------------------------
                   Paul G. Allen

                  *By: /s/William D. Savoy
                       ---------------------------------------------------------
                    William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

50288553.01
                                  EXHIBIT INDEX


     Exhibit                                                  Description
       99.1         Joint Filing Agreement

                                  EXHIBIT 99.1

                             Joint Filing Agreement


                  We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

         Dated: February 11, 2002.

                    VULCAN VENTURES INCORPORATED



                    By:  /s/ William D. Savoy
                      ----------------------------------------------------------
                      William D. Savoy, Vice President


                             *
                    ------------------------------------------------------------
                    Paul G. Allen

                   *By: /s/ William D. Savoy
                        --------------------------------------------------------
                    William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.